Exhibit 99.2

AURORA CANNABIS INC.

Management’s Discussion & Analysis

(Unaudited)

For the three and six months ended December 31, 2019 and 2018

(in Canadian Dollars)

Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive (Loss) Income	4
Key Quarterly Financial and Operating Results	4
Financial Highlights	5
Key Developments During the Three Month Period Ended December 31, 2019	6
Key Developments Subsequent to December 31, 2019	7
Financial Review	8
Liquidity and Capital Resources	15
Related Party Transactions	18
Critical Accounting Estimates	19
New or Amended Standards Effective July 1, 2019	19
Recent Accounting Pronouncements	20
Financial Instruments	21
Financial Instruments Risk	22
Summary of Outstanding Share Data	23
Historical Quarterly Results	24
Risk Factors	25
Internal Controls Over Financial Reporting	26
Cautionary Statement Regarding Forward-Looking Statements	26
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	27
2	AURORA CANNABIS INC. Q2 2020 MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended December 31, 2019

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements as at and for the three and six months ended December 31, 2019 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of February 13, 2020 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Due to the ongoing expansion of the Company’s business, this MD&A provides additional comparative disclosures related to the second quarter ended December 31, 2019 (“Q2 2020”) and the first quarter ended September 30, 2019 (“Q1 2020”) given that management believes this provides more relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, condensed consolidated interim financial statements and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is one of the world’s largest cannabis companies by cannabis production. The Company has grown both organically and via strategic acquisitions with the vision of creating a world-class cultivation platform producing consistent high-quality cannabis for both the global medical and the Canadian consumer use markets. Underpinning this vision is Aurora’s differentiated, purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, with lower risk of crop failure which allows the Company to achieve industry-leading cash costs to produce per gram of cannabis sold. We also recognize the need for robust research into the myriad of potential medical uses of cannabis, and as such, have built a leading plant and human science team.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently views its primary market opportunities as follows:

•	Global Medical Cannabis Market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are 50 countries around the world which have implemented some form of access to cannabis for medical purposes, and Aurora’s current principal markets include Canada and Germany, and to a lesser degree Denmark, Italy, Poland and Australia;
•	Global Consumer Use Cannabis Market: Currently, only Canada and Uruguay have approved regulated consumer use of cannabis. Aurora has operations in both countries, but development of the Urugay market is expected to be over a longer time period. However, the Company believes that the increasing popularity of medical cannabis globally may eventually lead to increased legalization of adult-use consumer markets. Aurora expects to continue to evaluate international opportunities, but will be prudent in allocating capital to these emerging markets; and
•	Global Hemp and Hemp-Derived Cannabidiol (“CBD”) Market: The Company expects consumer demand for products including hemp or CBD derived from hemp plants to be a potential growth opportunity in the coming years. The Company continues to explore potential investment in a hemp-market infrastructure in the U.S.

The U.S. represents the largest cannabis and hemp-derived CBD market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

3	AURORA CANNABIS INC. Q2 2020 MD&A

Condensed Statement of Comprehensive (Loss) Income

	Three months ended			Six months ended
($ thousands)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net revenue (1)	$56,027	$75,245	$54,178	$131,272	$83,852
Gross profit before fair value (“FV”) adjustments	$22,813	$42,506	$28,378	$65,319	$44,090
Gross profit	$29,915	$53,708	$32,142	$83,623	$40,192
Operating expenses	$149,526	$131,110	$112,332	$280,636	$232,255
Loss from operations	($119,611)	($77,402)	($80,190)	($197,013)	($192,063)
Other (expense) income (2)	($1,210,566)	$107,013	($199,770)	($1,103,553)	$20,817
Net (loss) income	($1,305,898)	$10,370	($239,642)	($1,295,528)	($135,461)
Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) (3)	($80,246)	($39,667)	($44,717)	($119,913)	($112,290)

(1)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018. Management records actual and expected product returns and price adjustments against Net revenue (three and six months ended December 31, 2019 - $10.6 million; three and six months ended December 31, 2018 - nil).
(2)	Other (expense) income includes an impairment of $51.9 million to property plant and equipment, $46.2 million to investment in associate, $158.7 million to intangible assets and $762.2 million to good will. Refer to Notes 9, 6 and 12, respectively, of the Financial Statements for the three and six months ended December 31, 2019.
(3)	This term is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q2 2020	Q1 2020	$ Change	% Change
Financial Results
Total net revenue(4)	$56,027	$75,245	($19,218)	(26)%
Cannabis net revenue (1)(2a)(4)	$52,676	$70,776	($18,100)	(26)%
Canadian and international medical cannabis net revenue (1)(2a)	$27,386	$30,450	($3,064)	(10)%
Consumer cannabis net revenue (1)(2a)	$22,906	$30,022	($7,116)	(24)%
Wholesale bulk cannabis net revenue (1)(2a)	$2,384	$10,304	($7,920)	(77)%
Gross margin before FV adjustments on cannabis net revenue (1)(2b)	44%	58%	N/A	(14)%
Gross margin before FV adjustments on medical cannabis net revenue (1)(2b)	54%	63%	N/A	(9)%
Gross margin before FV adjustments on consumer cannabis net revenue (1)(2b)	32%	53%	N/A	(21)%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (1)(2b)	45%	58%	N/A	(13)%
Adjusted gross margin before FV adjustments on cannabis net revenue (1)(2b)	55%	67%	N/A	(12)%
Selling, general and administration expense	$99,882	$81,132	$18,750	23%

Balance Sheet
Working capital	$415,936	$123,750	$292,186	236%
Cannabis inventory and biological assets (1)(3)	$216,735	$178,748	$37,987	21%
Total assets	$4,671,912	$5,606,799	($934,887)	(17)%

Operational Results - Cannabis
Cash cost to produce per gram sold (1)(2c)	$0.88	$0.85	$0.03	4%
Active registered patients	90,307	91,116	(809)	(1)%
Average net selling price of medical cannabis (1)	$7.99	$8.00	($0.01)	0%
Average net selling price of consumer cannabis (1)	$4.76	$5.28	($0.52)	(10)%
Average net selling price of wholesale bulk cannabis (1)	$1.90	$3.46	($1.56)	(45)%
Kilograms produced	30,691	41,436	(10,745)	(26)%
Kilograms sold	9,501	12,463	(2,962)	(24)%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to the IFRS equivalent.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	Includes impact of actual and expected product returns and price adjustments (three and six months ended December 31, 2019 - $10.6 million; three and six months ended December 31, 2018 - nil)

4	AURORA CANNABIS INC. Q2 2020 MD&A

Financial Highlights

Revenue

Medical Cannabis Net Revenue

During Q2 2020, our Canadian medical cannabis net revenues remained relatively flat at $25.6 million in Q2 2020 as compared to $25.5 million in Q1 2020. However, during Q2 2020, our international medical cannabis sales decreased by 64% to $1.8 million due to a temporary sales suspension on certain products in Germany. Since then, the Company has received approvals from regulators and sales of our medical cannabis products in Germany have resumed.

Our Canadian medical cannabis sales and gross margins continue to be negatively impacted by excise taxes levied on the sale of cannabis products in Canada. Given our patient-first commitment and belief that medical cannabis should not be subject to excise tax, we do not pass the cost of these excise taxes onto our medical cannabis patients. As a result, excise taxes negatively impacted our Canadian medical cannabis net revenue and gross margin by $3.3 million and 5%, respectively ($3.1 million and 4% for Q1 2020). Excluding the impact of excise taxes, Canadian medical cannabis net revenue and gross margin would have been $28.9 million and 61%, respectively for Q2 2020 as compared to $28.6 million and 67%, respectively for Q1 2020.

Consumer Cannabis Net Revenue

Consumer cannabis revenue decreased by $7.1 million, or 24%, from $30.0 million in Q1 2020 to $22.9 million in Q2 2020. The current quarter’s consumer cannabis net revenue figure is presented net of $6.1 million of actual returns and price adjustments and a $4.5 million provision for future returns and price adjustments. Before the impact of returns, price adjustments and the recognition of the revenue provision, consumer cannabis net revenue would have increased by $3.4 million or 11% as compared to Q1 2020. Management continues to work closely with provincial government bodies to monitor inventory levels and related sell-through rates to manage the level of future product returns. The Company has also made certain decisions to pivot towards cultivation of strains that are in greater demand. Overall, the roll-out of retail stores across Canada has been slower than expected, thus adversely impacting the pace of growth in consumer revenue. The consumer cannabis infrastructure is expected to further develop and expand throughout calendar 2020 with the launch of new retail stores across Canada, with certain key province announcing changes which if effectively implemented may facilitate growth in consumer demand. For Q2 2020, consumer cannabis revenue comprises 41% of our total consolidated net revenue.

Effective October 17, 2019, the sale of cannabis derivative products was legalized in Canada (“Cannabis 2.0”). On December 23, 2019, we commenced shipments of initial orders for Cannabis 2.0 products to Canada’s provincial regulators. However, given that most major markets did not begin selling until early January 2020, these product sales had limited impact on our quarterly net revenues. During Q2 2020, the Company recognized consumer cannabis net revenues of $3.0 million on its Cannabis 2.0 products.

Wholesale Bulk Cannabis Net Revenue

During Q2 2020, the Company generated $2.4 million in wholesale bulk revenue as compared to $10.3 million in Q1 2020. The decline in wholesale bulk revenue was primarily due to a decrease in the overall volume of product sold as well as an increase in the sale of trim, which has a lower potency and therefore commands a lower average selling price per gram.

Production

During Q2 2020, Aurora produced 30,691 kilograms of cannabis as compared to 41,436 kilograms in Q1 2020. The 26% decrease in output was temporary as management pivoted certain production to the cultivation of certain strains to align production capacity with evolving consumer preferences. Management continues to monitor the forecast balance of supply and demand in the Canadian and international cannabis markets in order to time the scale-up of further Aurora production capacity as needed.

Aurora’s current operating facilities production capacity is approximately 150,000 kilograms annually. Aurora continues to be the leader in producing a consistent supply of high-quality, low-cost product to meet evolving market demands. Our design philosophy allows us to respond to market conditions quickly with shorter lead times, consistent production volumes and potencies, and increased harvest cycles, which allows us to be more flexible in our facilities and reactive to changes in demand.

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis sold increased to $0.88 per gram and gram equivalent, up 4% or $0.03 from Q1 2020. The increase in cash cost to produce per gram was primarily due to lower production volume, thus resulting in lower overhead absorption, as compared to Q1 2020. As described above, our production volumes decreased by 26%, and will likely remain at current levels, in connection with initiatives to optimize cultivation of certain strains and realign our production capacity with evolving consumer preferences and market demand.

Gross Margins

Gross margin before fair value adjustments on cannabis net revenue decreased to 44% in Q2 2020 as compared to 58% in Q1 2020. The decline in gross margin is primarily attributable to (i) returns, price adjustments and provisions for future returns and price adjustments as described above; (ii) a decrease in average net selling price for consumer sales due to pricing constraints with provincial wholesale bodies; and (iii) the temporary suspension of European Union (“EU”) sales which yield higher average selling prices and margins in that market. Before the $10.6 million cumulative impact of returns, price adjustments and the revenue provision, gross margin on cannabis net revenue would have been 48% in Q2 2020.

5	AURORA CANNABIS INC. Q2 2020 MD&A

Selling, General and Administration (“SG&A”)

During Q2 2020, SG&A increased by $18.8 million, or 23%, as compared to prior quarter. The increase was primarily due to (i) an increase in salaries and benefits due to an increase in corporate headcount, and (ii) an increase in marketing and campaign expenses relating to the launch of Cannabis 2.0, consumer education and the Aurora Drift brand.

Aurora has implemented changes, announced on February 6, 2020 to reset our business operations and reduce SG&A costs. Refer to the “Liquidity and Capital Resources” and the “Key Developments Subsequent to December 31, 2019 - Business Transformation Plan” section for further discussion.

Impairment

During Q2 2020, the Company recorded a $762.2 million impairment charge to goodwill, a $158.7 million impairment charge to definite life and indefinite life intangible assets, and a $51.9 million impairment charge to property, plant and equipment. The impairment charges are allocated to the Company’s cannabis operating segment. Impairment charges recognized during the period were primarily attributable to changes in the timing of accessing market demand and the resulting slower revenue ramp and growth than originally forecasted by management. In addition, management has undertaken certain strategic initiatives to realign the Company’s footprint to meet market demand, thus making certain assumptions used to derive goodwill from prior acquisitions no longer relevant to the Company’s current and future operating plans.

Refer to Note 9, Note 11 and Note 12 of the Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2019 and 2018 for a description of key assumptions used in the Company’s Q2 2020 goodwill and asset impairment test, as well as impairment charges allocated by cash generating unit and asset classes.

Net (Loss) Income

Net loss for the three months ended Q2 2020 was $1.3 billion, as compared to a net income of $10.4 million for the three months ended Q1 2020. The quarter-over-quarter changes in net (loss) income are due to the changes described above.

Adjusted EBITDA

The Company defines adjusted EBITDA as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of intangibles, goodwill, and other assets.

The adjusted EBITDA loss for Q2 2020 was $80.2 million as compared to a $39.7 million loss in the prior quarter. The decline in our adjusted EBITDA loss is primarily due to the quarter over quarter decrease in revenue, an increase in production costs relating to the ramp up for the legalization of Cannabis 2.0, and the increase in SG&A expenses.

Other

Given the level of volatility in cannabis sector valuations, Aurora’s derivative assets and liabilities are subject to non-cash impacts and swings in their fair values. During the three months ended Q2 2020 and in connection with the decline in Aurora’s stock price, Aurora recognized unrealized fair value gains on its derivative financial instruments of $5.0 million as compared to unrealized fair value gains of $129.7 million in the prior quarter.

Key Developments During the Three Month Period Ended December 31, 2019

Financing Activities

In November 2019, the Company provided notice to all holders of Aurora’s $230.0 million 5% unsecured, convertible debentures due March 9, 2020 (the “Debentures”) of an opportunity to voluntarily convert their Debentures at a temporarily amended early conversion price of $3.2837 (the “Amended Early Conversion Price”) calculated based on a 6% discount to the average daily volume weighted average price (“VWAP”) of Aurora’s common shares on both the Canadian and U.S. stock exchanges.

On November 25, 2019, $227.0 million principal amount, or approximately 99%, of the Debentures were converted under the Amended Early Conversion Price into 69,135,117 common shares of Aurora. Debenture holders that elected to convert also received a total of $7.9 million of interest paid in cash comprised of: (i) accrued and unpaid interest from the last interest payment date, being June 30, 2019, to, but excluding, November 25, 2019, and (ii) future unpaid interest from November 25, 2019, to, but excluding, the date of maturity of the Debentures, being March 9, 2020. The remaining Debentures continue to be governed under the terms of the original indenture dated March 8, 2018, as supplemented by a first supplemental indenture between the Company and Computershare Trust Company of Canada.

Product Line Expansion

On December 23, 2019, we commenced shipments of initial orders received to 10 of Canada's provincial regulators of Cannabis 2.0 products. Most major markets did not begin selling Cannabis 2.0 products until early January 2020. We are currently producing a variety of CBD and tetrahydrocannabinol (“THC”) vape and edible products, such as gummies, chocolates, baked goods and mints.

6	AURORA CANNABIS INC. Q2 2020 MD&A

Key Developments Subsequent to December 31, 2019

Facility Update

On February 3, 2020, we announced that our Aurora River production facility, located in Bradford, Ontario, has received its EU GMP certification. Aurora River has a cultivation capacity of 28,000 kilograms per year across its 17 fully-planted, independently climate-controlled grow rooms. The EU GMP certification of Aurora River enables the Company to allocate both a greater quantity of dried and extracted product to international markets as well as introduce new products grown and produced in the facility.

CEO Succession and Board Expansion

On February 6, 2020, the Company announced the succession of Micheal Singer as Interim Chief Executive Officer (“CEO”), effective immediately. As part of the succession plan, Terry Booth, former CEO, has become a Senior Strategic Advisor to the Board of Directors and has also retained a Director position with the Company. Additionally, the Company announced the appointment of two new independent Directors, Lance Friedmann and Michael Detlefsen, to join the Company’s Board of Directors.

Business Transformation Plan

On February 6, 2020, we announced a business plan to align SG&A and capital expenditures with current market conditions. It is our intention to manage the business to a target SG&A range of $40.0 million to $45.0 million per quarter by the end of the fiscal fourth quarter of 2020. To achieve this, management plans to focus the business on its core areas: (i) Canadian consumer market; (ii) Canadian medical market; (iii) established international medical markets; and (iv) U.S. market initiatives. In addition, the Company has eliminated close to 500 full-time equivalent staff across the company, including approximately 25% of corporate positions. The associated severance costs associated with the restructuring plan are estimated to be $2 million to $4 million which are anticipated to impact the Company’s fiscal third quarter ending March 31, 2020. Additionally, management is restructuring spending plans on information technology projects, sales and marketing initiatives, travel and entertainment, professional services, and other non-revenue-generating third party costs, which do not provide an immediate impact to earnings.

We also intend to reduce capital expenditures for the second half of fiscal 2020 to bring capital expenditures below $100.0 million in total. Management is evaluating all capital projects underway and is making decisions with respect to continuing or terminating further investment in each. Future capital allocation decisions will be scrutinized through a lens of optimizing near-term investor returns.

Financing Activities

On February 6, 2020, we announced a number of amendments to our secured credit facilities which are designed to better align the Company's balance sheet and cash flow expectations with current market conditions and to provide financial flexibility over the near term. Refer to the “Liquidity and Capital Resources” section for an outline of the amendments.

Subsequent to December 31, 2019, the Company issued 3,607,641 common shares under the prospectus At-the-Market (“ATM”) supplement for gross proceeds of $7.5 million (US$5.7 million). The ATM provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale.

Launch of Value Brand

In response to growing consumer demand for lower priced dried flower in the Canadian consumer market, Aurora is launching a new brand, Daily Special. Targeting the value segment of the consumer market with a variety of package sizes at competitive price points, shipments of Daily Special are expected to begin in fiscal Q3 2020.

RSU and Option Grants

Subsequent to December 31, 2019, the Company granted 1,818,663 RSUs, 201,680 stock options exercisable at $4.71, and 282,710 stock options exercisable at $2.08 to senior officers of the Company related to recent promotions and retention incentives. The options vest annually and expire on February 10, 2025 while the RSUs vest periodically tied to certain events.

7	AURORA CANNABIS INC. Q2 2020 MD&A

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which include patient counseling services; design, engineering and construction services; and cannabis analytical product testing services. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric.

($ thousands)	Three months ended		Six months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net revenue	56,027	54,178	131,272	83,852
Design, engineering and construction services	-	-	-	(1,489)
Patient counseling services	(695)	(2,334)	(1,750)	(3,576)
Analytical testing services	(637)	(1,367)	(1,453)	(1,814)
Other cannabis segment revenues (accessories, hemp, other)	(1,655)	(2,174)	(3,823)	(3,559)
Horizontally integrated business revenue	(364)	(726)	(794)	(1,241)
Cannabis net revenue	52,676	47,577	123,452	72,173

During the three months ended December 31, 2019, cannabis net revenue increased by $5.1 million or 11% as compared to the same period in the prior year. The increase was due to an increase in medical cannabis net revenue of $1.4 million, an increase in wholesale bulk cannabis net revenue of $2.4 million and an increase in consumer cannabis net revenue of $1.3 million as compared to the previous period. Net revenue from sale of consumer cannabis is presented after recognizing the impact of $6.1 million of actual returns and price adjustments and a $4.5 million provision for future returns and price adjustments (three months ended December 31, 2018 - nil). The $4.5 million provision is based on historical experience and management’s estimate of future returns and price adjustments. Before considering the cumulative $10.6 million impact of the product returns, price adjustments and the revenue provision, total cannabis net revenue in the three months ended December 31, 2019 would have increased by $15.7 million or 33% as compared to the three months ended December 31, 2018.

During the six months ended December 31, 2019, cannabis net revenues increased by $51.3 million as compared to the same period in the prior year. The increase is primarily attributable to (i) a $30.8 million increase in consumer cannabis net revenue related to the launch and legalization of medical and consumer cannabis sales in Canada in October 2018; (ii) a $12.7 million increase in wholesale bulk revenues, which were not present in the comparative period; and (iii) a $7.8 million increase in medical cannabis net revenue primarily driven by an increase in extract sales. Included in total cannabis net revenues for the six months ended December 31, 2019 is $2.9 million of cannabis net revenue generated from the acquisition of Whistler which occurred in March 2019.

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three months ended December 31, 2019 and September 30, 2019 and six months ended December 31, 2019 and 2018.

($ thousands)	Three months ended		Six months ended
	December 31, 2019	September 30, 2019	December 31, 2019	December 31, 2018
Medical cannabis net revenue
Canada dried cannabis	14,803	14,882	29,685	29,162
Canada cannabis extracts (1)	10,791	10,606	21,397	15,219
International dried cannabis	1,758	4,553	6,311	5,656
International cannabis extracts (1)	34	409	443	-
Total medical cannabis net revenue	27,386	30,450	57,836	50,037

Consumer cannabis net revenue
Dried cannabis	28,980	26,889	55,869	19,329
Cannabis extracts (1)	4,491	3,133	7,624	2,807
Revenue provisions (2)	(10,565)	-	(10,565)	-
Total consumer cannabis net revenue	22,906	30,022	52,928	22,136

Wholesale bulk cannabis net revenue
Dried cannabis	2,352	7,432	9,784	-
Cannabis extracts (1)	32	2,872	2,904	-
Wholesale bulk cannabis net revenue	2,384	10,304	12,688	-

Total cannabis net revenue	52,676	70,776	123,452	72,173
(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays and topical revenue.
(2)	Net revenue provisions consists of actual returns and price adjustments of $6.1 million and a $4.5 million revenue provision for estimated future returns and price adjustments.
8	AURORA CANNABIS INC. Q2 2020 MD&A

Medical Cannabis Net Revenue

During the three months ended December 31, 2019, the Company’s medical cannabis net revenues decreased $3.1 million, or 10%, compared to the prior quarter. The decrease in medical cannabis net revenue for the current quarter was primarily due to a $3.2 million drop in international cannabis sales over the prior quarter, caused by a temporary suspension in European sales on certain products in December 2019. As of February 2019, the Company has received necessary approvals from German regulators and sales of our medical cannabis products in the EU have resumed. The Company continues to maintain stable Canadian medical dried cannabis and cannabis extract sales as compared to the prior quarter.

For the six months ended December 31, 2019, medical cannabis net revenue increased by $7.8 million, or 16%, as compared to the same period in prior year. The increase was primarily due to the addition of $2.9 million of revenue from the March 2019 acquisition of Whistler, an increase in European sales of $1.1 million, and an increase in active registered patients of 16,728 driving an increase in cannabis extract sales.

Consumer Cannabis Net Revenue

During the three months ended December 31, 2019, consumer cannabis net revenue decreased by $7.1 million, or 24% compared to the prior quarter. The Q2 2020 consumer cannabis net revenue figure incorporates a $6.1 million revenue adjustment for actual returns and price adjustments as well as a $4.5 million revenue provision for estimated future returns and price adjustments (three months ended September 30, 2019 - nil). Before considering the $10.6 million impact of the actual returns, actual price adjustments and the revenue provision, consumer cannabis net revenue would have increased by $3.4 million or 11% as compared to the prior quarter. Consumer cannabis net revenue is generated through sales under a wholesale model through provincial government bodies. Management continues to work closely with the provincial government bodies to monitor inventory levels and related sell-through rates to manage the level of future product returns. Additionally, as previously discussed the Company has also made certain decisions to pivot towards cultivation of strains that are in greater demand.

During the three months ended December 31, 2019, the Company recognized revenues of $3.0 million on its Cannabis 2.0 products which launched in December 2019. In October 2019, the sale of cannabis derivative products was legalized in Canada. On December 23, 2019, we commenced shipments of initial orders for Cannabis 2.0 products to Canada’s provincial regulators. However, given that most major markets did not begin selling until early January 2020, these product sales had limited impact on our quarterly net revenues. As the consumer cannabis infrastructure continues to develop and expand throughout calendar 2020 with the launch of new retail stores across Canada, we expect demand to increase through further access to consumers.

For the six months ended December 31, 2019, consumer cannabis net revenue increased by $30.8 million, or 139% compared to the same period in prior year. The increase was primarily due the recognition of a full six months of consumer cannabis sales over the comparative period as legalization through the Cannabis Act came into effect on October 17, 2018.

Wholesale Bulk Cannabis Net Revenue

During Q2 2020, the Company generated $2.4 million in wholesale bulk net revenue as compared to $10.3 million in the prior quarter. The decline in wholesale bulk net revenue was primarily due to a decrease in the overall volume of product sold as well as lower potency of product sold during the period, which generally commands a lower average selling price per gram.

During the six months ended December 31, 2019, the Company’s wholesale bulk net revenue increased by $12.7 million as compared to the same period in prior year as the Company had not performed any wholesale transactions in the prior year period.

Gross Margin

	Three months ended			Six months ended
($ thousands)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net revenue	56,027	75,245	54,178	131,272	83,852
Cost of sales	(33,214)	(32,739)	(25,800)	(65,953)	(39,762)
Gross profit before FV adjustments (1)	22,813	42,506	28,378	65,319	44,090
Changes in fair value of inventory sold	(22,778)	(18,534)	(21,620)	(41,312)	(31,561)
Unrealized gain on changes in fair value of biological assets	29,880	29,736	25,384	59,616	27,663
Gross profit	29,915	53,708	32,142	83,623	40,192
Gross margin	53%	71%	59%	64%	48%
(1)	Gross profit before fair value adjustments is a non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.
9	AURORA CANNABIS INC. Q2 2020 MD&A

The table below outlines adjusted gross profit and margin before FV adjustments on cannabis net revenue for December 31, 2019, September 30, 2019, and December 31, 2018.

	Three months ended			Six months ended
($ thousands)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gross profit before FV adjustments (1)	22,813	42,506	28,378	65,319	44,090
Adjustments:
Gross profit from non-cannabis auxiliary support functions	296	(1,164)	(2,866)	(868)	(5,888)
Depreciation	5,657	5,971	770	11,628	1,214
Adjusted gross profit before FV adjustments on cannabis net revenue (1)	28,766	47,313	26,282	76,079	39,416
Cannabis net revenue (1)	52,676	70,776	47,577	123,452	72,173
Adjusted gross margin before FV adjustments on cannabis net revenue (1)	55%	67%	55%	62%	55%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A

The table below outlines gross profit and margin before fair value adjustments for December 31, 2019, September 30, 2019, and December 31, 2018.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total

Three months ended December 31, 2019
Revenue before excise taxes	30,665	28,622	2,384	3,351	65,022
Excise taxes	(3,279)	(5,716)	-	-	(8,995)
Net revenue	27,386	22,906	2,384	3,351	56,027
Cost of sales	(12,722)	(15,541)	(1,304)	(3,647)	(33,214)
Gross profit before FV adjustments (1)	14,664	7,365	1,080	(296)	22,813
Gross margin before FV adjustments (1)	54%	32%	45%	(9)%	41%

Three months ended September 30, 2019
Revenue before excise taxes	33,588	36,796	10,304	4,469	85,157
Excise taxes	(3,138)	(6,774)	-	-	(9,912)
Net revenue	30,450	30,022	10,304	4,469	75,245
Cost of sales	(11,137)	(13,996)	(4,301)	(3,305)	(32,739)
Gross profit before FV adjustments (1)	19,313	16,026	6,003	1,164	42,506
Gross margin before FV adjustments (1)	63%	53%	58%	26%	56%

Three months ended December 31, 2018
Revenue before excise taxes	28,900	26,499	-	6,601	62,000
Excise taxes	(2,906)	(4,916)	-	-	(7,822)
Net revenue	25,994	21,583	-	6,601	54,178
Cost of sales	(10,706)	(11,359)	-	(3,735)	(25,800)
Gross profit before FV adjustments (1)	15,288	10,224	-	2,866	28,378
Gross margin before FV adjustments (1)	59%	47%	-%	43%	52%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

Medical Cannabis Gross Margin

Gross margin before fair value adjustments on medical cannabis sales was 54% in Q2 2020 as compared to 63% in Q1 2020. The decrease in gross margin was a result of:

(i)	a $3.2 million, or 64%, decline in international medical sales due to a temporary suspension of EU cannabis sales. As of February 2020, EU sales have resumed with the receipt of necessary approvals from regulators. Sales generated in the EU are at higher average selling prices and yields higher margins; and
(ii)	an increase in cash cost to produce related to lower production volumes and lower overhead absorption.

Gross margin before fair value adjustments on medical cannabis sales in Q2 2019 was 59%. The decrease in Q2 2020 as compared to Q2 2019 was primarily attributable to the decline in international medical sales described above.

10	AURORA CANNABIS INC. Q2 2020 MD&A

The Company does not pass the cost of excise taxes onto medical patients. Of the $9.0 million excise taxes incurred during the three months ended Q2 2020, $3.3 million relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical sales directly impacted our bottom line and decreased our gross margin by 5%. Excluding the impact of excise taxes on medical sales, our gross margin would have been 59% and 67% for the three months ended Q2 2020 and Q1 2020, respectively (three months ended Q2 2019 - 63%).

Consumer Cannabis Gross Margin

Gross margin before fair value adjustments on consumer cannabis sales decreased to 32% in Q2 2020 as compared to 53% in Q1 2020. The decrease was a result of:

(i)	$6.1 million in actual returns and price adjustments for the period and a revenue provision of $4.5 million for future returns and price adjustments. Before the impact of these adjustments, our gross margin before fair value adjustments on consumer cannabis sales would have been 43%;
(ii)	a decrease in the average net selling price of consumer cannabis from $5.28 per gram in Q1 2020 to $4.76 per gram in Q2 2020. The decrease is due to pricing constraints with provincial wholesale bodies as their purchasing patterns evolve;
(iii)	an increase in cash cost of sales related to manufacturing inefficiencies and lower overhead absorption associated with the initial scale-up of production volumes for Cannabis 2.0 products; and
(iv)	an increase in cash cost of sales due to overall lower cannabis production volumes, 30,691 kilograms in Q2 2020 versus 41,436 kilograms in Q1 2020.

Gross margin before fair value adjustments on consumer cannabis sales for Q2 2019 was 47% as compared to 32% in Q2 2020. The 15% decrease from Q2 2019 is primarily due to the impact of actual returns, price adjustments and the revenue provision described above and a decline in the average net selling price of consumer cannabis from $5.67 in Q2 2019 to $4.76 in Q2 2020.

Wholesale Bulk Gross Margin

Gross margin before fair value adjustments on wholesale bulk sales decreased to 45% during Q2 2020 as compared to 58% in the prior quarter. The decrease was primarily attributable to a $1.56 decrease in the average net selling price per gram resulting from the sales of cannabis trim. Cannabis trim generally contains lower quantities of cannabinoids and are thus sold at a lower average net selling price. Additionally, extract sales, which yield higher margins than dried cannabis, decreased by $2.8 million over the prior quarter.

The table below outlines gross profit and margin before fair value adjustments for the six months ended Q2 2020 and Q2 2019.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total
Six months ended Q2 2020
Revenue before excise taxes	64,253	65,418	12,688	7,820	150,179
Excise taxes	(6,417)	(12,490)	-	-	(18,907)
Net revenue	57,836	52,928	12,688	7,820	131,272
Cost of sales	(23,859)	(29,537)	(5,605)	(6,952)	(65,953)
Gross profit before FV adjustments (1)	33,977	23,391	7,083	868	65,319
Gross margin before FV adjustments (1)	59%	44%	56%	11%	50%

Six months ended Q2 2019
Revenue before excise taxes	52,943	27,052	-	11,679	91,674
Excise taxes	(2,906)	(4,916)	-	-	(7,822)
Net revenue	50,037	22,136	-	11,679	83,852
Cost of sales	(22,436)	(11,534)	-	(5,792)	(39,762)
Gross profit before FV adjustments (1)	27,601	10,602	-	5,887	44,090
Gross margin before FV adjustments (1)	55%	48%	-%	50%	53%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

Medical Cannabis Gross Margin

Gross margin before fair value adjustments on medical sales for the six months ended Q2 2020 was 59% compared to 55% for the same period ended Q2 2019. The increase in our medical cannabis gross margin was driven by our ability to significantly reduce our production costs through the increase of production capacity and realization of economies of scale at our Sky, River and Ridge facilities. For the six months ended Q2 2020, we produced 72,127 kilograms of cannabis as compared to 12,818 kilograms in the six months ended Q2 2019.

Consumer Cannabis Gross Margin

Gross margin before fair value adjustments on consumer cannabis sales decreased to 44% for the six months ended Q2 2020 compared to the same period ended Q2 2019. The decrease is primarily due to the impact of price adjustments, product returns and revenue provisions related to sales to our provincial wholesale customers described above. Before the impact of these adjustments, our gross margin before fair value adjustments on consumer market sales would have remained steady at 48%.

11	AURORA CANNABIS INC. Q2 2020 MD&A

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis

($ thousands)	Three months ended			Six months ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Total cost of sales	33,214	32,739	25,800	65,953	39,762
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(4,373)	(3,529)	(3,920)	(7,902)	(10,396)
Cash cost of sales for cannabis extracts	(7,405)	(8,458)	(4,151)	(15,863)	(6,091)
Cost of cannabis purchased from other licensed producers	(304)	(345)	(1,424)	(649)	(2,649)
Depreciation	(5,657)	(5,971)	(770)	(11,628)	(1,214)
Cost of accessories (2)	(347)	(55)	(748)	(402)	(823)
Cash cost of sales of dried cannabis sold (3)	15,128	14,381	14,787	29,509	18,589
Packaging costs	(6,818)	(3,850)	(3,839)	(10,668)	(4,740)
Cash cost to produce dried cannabis sold (3)	8,310	10,531	10,948	18,841	13,849

Kilogram equivalents of cannabis sold produced by Aurora (4)	9,450	12,463	5,697	21,913	7,699
Cash cost of sales per gram of dried cannabis sold (3)	$1.60	$1.15	$2.60	$1.35	$2.41
Cash cost to produce per gram of dried cannabis sold(3)	$0.88	$0.85	$1.92	$0.86	$1.80
(1)	Non-cannabis segment cost of sales consists of cost of sales from the production and sale of indoor cultivation systems. Non-cannabis cost of sales consists of cost of sales from patient counseling services, hemp products, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to the sales of dried cannabis produced by Aurora.
(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.
(3)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not recognized, defined, or subject to standardized measurement under IFRS. These respective metrics represent the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf and ICC operations during the three and six months ended December 31, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the periods ended December 31, 2019 and September 30, 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Kilograms of dried cannabis sold includes dried kilograms sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations, but excludes the dried kilograms sold that were purchased from other Licensed Producers.

Cash cost to produce per gram of dried cannabis sold increased to $0.88 per gram and gram equivalent, up 4%, or $0.03, from Q1 2020. The increase in cash cost to produce per gram was primarily due to lower production volumes, thus resulting in lower overhead absorption, as compared to Q1 2020. As described above, our production volume decreased by 26% in connection with initiatives to optimize cultivation of certain strains and realign our production capacity with evolving consumer preferences and market demand.

Cash cost of sales per gram of dried cannabis sold increased by $0.45, or 39%, as compared to Q1 2020. The increase was primarily attributable to (i) a higher cash cost to produce related to lower production volumes and lower overhead absorption, (ii) a reduction in the volume of wholesale bulk sales which have lower conversion and packaging costs relative to the multi-gram dried cannabis products, and (iii) an increase in packaging costs related to the sale of the Cannabis 2.0 products.

Cash cost of sales per gram of dried cannabis sold decreased by $1.00 and $1.06 for the three and six months ended Q2 2020, respectively, as compared to the same periods in prior year. In Q2 2019, we incurred higher inventory management, infrastructure and distribution costs to meet demand with the legalization of the consumer cannabis sales in Canada which came into effect on October 17, 2018. In addition during Q2 2019, we also incurred increased packaging costs resulting from new excise tax stamping, packaging and regulatory requirements mandated under the Cannabis Act. Cash cost to produce per gram of dried cannabis sold decreased by $1.04 and $0.94 for the three and six months ended Q2 2020, respectively, due to the integration of Aurora’s yield expertise at acquired production facilities and the realization of economies of scale with the ramp up of Aurora Sky, which were partially offset by higher labor and logistics costs incurred in preparation for the legalization of the consumer market. The Company achieved a 292% increase in the volume produced, from 7,822 kilograms in Q2 2019 to 30,691 kilograms in Q1 2020. For the six months ended Q2 2020, the Company produced 72,127 kilograms compared to 12,818 kilograms for the six months ended Q2 2019.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants during the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. Dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and/or produced in the period as opposed to milliliters, or number of capsules, as the case may be. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the THC and CBD content in the cannabis extract product. On average, for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, one bottle of cannabis oil was equivalent to 8.3, 8.3 and 8.7 gram equivalents of dried cannabis, respectively. On average, for the three months ended December 31, 2019, September 30, 2019, and December 31, 2018, one bottle of cannabis capsules was equivalent to 3.4, 2.7, 3.1 gram equivalents of dried cannabis, respectively.

12	AURORA CANNABIS INC. Q2 2020 MD&A

Operating Expenses

	Three months ended			Six months ended
($ thousands)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
General and administration	70,751	59,121	43,621	129,872	79,564
Sales and marketing	29,131	22,011	22,741	51,142	52,117
Research and development	6,775	6,048	1,811	12,823	5,237
Depreciation and amortization	20,847	18,209	19,263	39,056	34,385
Share-based compensation	19,963	24,757	19,204	44,720	40,280

General and administration (“G&A”)

During Q2 2020, G&A increased by $11.6 million, or 20%, as compared to prior quarter. The increase was primarily due to an increase in salary, wage and benefit costs due to annual merit increases, targeted headcount increases, severance costs related to the departure of two senior executives in December 2019, and an increase in IT expenditures and ramp-up costs related to preparatory activities for the launch of Cannabis 2.0 products.

During the three and six months ended Q2 2020, G&A expenses increased by $27.1 million and $50.3 million, respectively, as compared to the same periods in the prior year. The increase was primarily attributable to an increase in salaries, wages and benefit costs associated with the increase in headcount from organic growth as well as acquisitions. Other increases include higher professional and consulting fees related to general corporate matters, and corporate office charges related to the expansion of domestic and international operations and business functions.

Sales and marketing (“S&M”)

During Q2 2020, S&M increased by $7.1 million, or 32%, as compared to prior quarter. The increase was primarily due to ramp up costs and campaign expenses for the launch of Cannabis 2.0, and marketing expenses for a multi-brand media program including costs relating to consumer education on product safety and the launch of the Aurora Drift brand.

During the three months ended Q2 2020, S&M costs increased by $6.4 million, as compared to the same period in the prior year. The increase was primarily driven by expenses related to the launch of Cannabis 2.0 and the Aurora Drift brand in Q2 2020, while majority of the ramp up and promotional costs related to the October 2018 launch of consumer cannabis legalization occurred in Q1 2019. For the six months ended Q2 2020, S&M costs were consistent as compared to prior year. S&M costs for both six month periods primarily relate to promotional and preparation costs incurred in connection with the Q2 2019 ramp-up to legalization of consumer cannabis in Canada, and the development and launch of Cannabis 2.0 and Aurora Drift brand in Q2 2020.

Research and development (“R&D”)

R&D expenses for the three months ended Q2 2020 remained consistent with prior quarter as the product development of vaporizers, edibles and encapsulated cannabis oils continued. During the three and six months ended Q2 2020, R&D expenses increased by $5.0 million and $7.6 million, respectively, as compared to the same periods in the prior year. The increase was primarily due to product development costs related to clinical studies focused on the management of pain, epilepsy, post-traumatic stress disorder, anxiety, opioid sparing, cancer, and neurodegeneration as well as our multi-year global partnership with the Ultimate Fighting Championship (“UFC”).

Depreciation and amortization

Depreciation and amortization expense increased by $2.6 million as compared to the previous quarter. The increase is mainly due to net additions of $58.6 million of real estate in Q2 2020, of which $26.0 million was reclassified and commenced deprecation in the period.

During the three and six months ended Q2 2020, depreciation and amortization expense increased by $1.6 million and $4.7 million, respectively, as compared to the same periods in the prior year. The increase was primarily due to (i) the depreciation of right-of-use assets capitalized as a result of the adoption of IFRS 16 effective July 1, 2019 (see “New or Amended Standards Effective July 1, 2019” for discussion of transitional impact), (ii) the depreciation of construction costs related to the retrofitting and completion of new grow facilities, such as Aurora Sky, and (iii) additions to software and licensing intangible assets.

Share-based compensation

During the three months ended Q2 2020, share-based compensation expense decreased by $4.8 million as compared to Q1 2020. The decrease is primarily due to a reduction in the fair value of options issued to a non related strategic advisor, as well as a decrease in the grant date fair value of new options granted, both of which are attributable to the decline in the Company’s stock price.

During the three and six months ended Q2 2020, share-based compensation expense increased by $0.8 million and $4.4 million, respectively, as compared to the same periods in the prior year. The increase was primarily due to post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, offset by a decrease in the grant date fair value of options attributable to the decline in the Company’s stock price.

13	AURORA CANNABIS INC. Q2 2020 MD&A

Other (expense) income, net

For the three months ended Q2 2020, other expense was $1.2 billion and was primarily attributable to (i) a $762.2 million impairment loss on goodwill, (ii) $158.7 million impairment loss on intangible assets, (iii) $46.2 million impairment loss on investment in associates, (iv) $51.9 million impairment loss on property, plant and equipment, (v) $172.3 million loss on the induced conversion of the March 2018 convertible debentures, (vi) a $20.1 million non-cash unrealized FV loss on derivative investments, offset by (vii) a $25.1 million non-cash unrealized FV gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes.

For the six months ended Q2 2020, other expense was $1.1 billion and was primarily attributable to (i) a $762.2 million impairment loss on goodwill, (ii) $158.7 million impairment loss on intangible assets, (iii) $46.2 million impairment loss on investment in associates, (iv) $51.9 million impairment loss on property, plant and equipment, (v) $172.3 million loss on the induced conversion of the March 2018 convertible debentures, (vi) a $34.2 million non-cash unrealized FV loss on derivative investments, offset by (vii) a $168.9 million non-cash unrealized FV gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes.

Refer to Note 5(b) and Note 13 of the Financial Statements for the three and six months ended December 31, 2019 for a summary of the Company’s derivative investments and convertible debentures.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	Q2 2020	Q1 2020	Q2 2019	Q2 2020	Q2 2019
Net income (loss)	(1,305,898)	10,370	(239,642)	(1,295,528)	(135,461)
Finance costs	23,877	17,911	10,208	41,788	18,735
Interest income	(2,194)	(977)	(128)	(3,171)	(878)
Income tax (expense) recovery	(24,279)	19,241	(40,318)	(5,038)	(35,785)
Depreciation and amortization	26,504	24,180	20,033	50,684	35,595
EBITDA	(1,281,990)	70,725	(249,847)	(1,211,265)	(117,794)
Changes in fair value of inventory sold	22,778	18,534	21,620	41,312	31,561
Unrealized gain on changes in fair value of biological assets	(29,880)	(29,736)	(25,384)	(59,616)	(27,663)
Share-based compensation	19,963	24,757	19,204	44,720	40,280
Foreign exchange loss (gain)	999	3,709	37	4,708	(92)
Share of loss from investment in associates	1,930	2,392	894	4,322	3,009
Gain on loss of control of subsidiary	-	-	12	-	(398)
Fair value changes in contingent consideration	(778)	63	692	(715)	2,065
Fair value changes on derivative investments	20,113	14,118	119,872	34,231	32,927
Fair value changes on derivative liabilities	(25,111)	(143,814)	-	(168,925)	-
Fair value changes on marketable securities	-	-	-	-	-
Loss on induced conversion of debenture	172,291	-	-	172,291	-
(Gain) loss on debt modification	362	(415)	(1,774)	(53)	(1,774)
Gain on deemed disposal of significant influence investment	-	-	-	-	(144,368)
Impairment of property, plant and equipment	51,925	-	-	51,925	-
Impairment of investment in associates	46,226	-	69,957	46,226	69,957
Impairment of intangible assets	158,695	-	-	158,695	-
Impairment of goodwill	762,231	-	-	762,231	-
Adjusted EBITDA(1)	(80,246)	(39,667)	(44,717)	(119,913)	(112,290)
(1)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Aurora’s adjusted EBITDA loss increased by $40.6 million, or 102%, during Q2 2020 as compared to Q1 2020. The increase was primarily due to the quarter over quarter decrease in revenue, an increase in production costs relating to the ramp up for the legalization of Cannabis 2.0, and the increase in SG&A described above.

Aurora’s adjusted EBITDA loss increased by $35.5 million, or 79%, during Q2 2020 as compared to the three months ended Q2 2019. The increase was primarily due to the increase in SG&A described above

Adjusted EBITDA loss increased by $7.6 million, or 7%, for the six months ended Q2 2020 as compared to the same period in prior year. The decrease was primarily attributable to a $31.6 million increase in gross profit before fair value adjustments, excluding the impact of depreciation allocated to cost of sales, offset by a $49.3 million increase in SG&A.

14	AURORA CANNABIS INC. Q2 2020 MD&A

Liquidity and Capital Resources

($ thousands)	December 31, 2019	June 30, 2019
Cash and cash equivalents	156,334	172,727
Restricted cash	45,002	46,066
Marketable securities	26,148	143,248

Working capital	415,936	227,802
Total assets	4,671,912	5,502,830
Total non-current liabilities	634,189	676,418

Capitalization
Convertible notes	301,754	503,581
Loans and borrowings	300,369	141,244
Total debt	602,123	644,825
Total equity	3,823,800	4,390,047
Total capitalization	4,425,923	5,034,872

During the three and six months ended December 31, 2019, the Company primarily financed its operations, capital construction projects and growth initiatives through the generation of net revenue, and the assumption of debt and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives. Our ability to fund our operating requirements depend on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some which are beyond our control. Our primary short-term liquidity needs are to fund our operating expenses, investments, capital expenditures to maintain existing facilities, diversification of product offerings, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential future acquisitions and strategic plans.

In an effort to rationalize capital expenditures to align with market demand, reduce near term debt and bolster liquidity, the Company has taken the following steps to re-position Aurora for long term success:

•	In November 2019, the Company announced that it had ceased construction of its Aurora Nordic 2 facility in Denmark and deferred spending on construction and commission costs for its Aurora Sun facility. These initiatives are expected to conserve approximately $200.0 million of cash in the near term.
•	On November 25, 2019, the Company reduced its near term debt obligations when holders of $227.0 million principal amount, or approximately 99%, of the Company’s Debentures voluntarily elected to convert their Debentures pursuant to the Early Amended Conversion Privilege (the “Elected Debentures”). Under the terms of the Supplemental Indenture, the Elected Debentures were converted into common shares of the Company (the "Common Shares") at the Amended Early Conversion Price (as defined in the Supplemental Indenture) of $3.2837 resulting in the issuance of an aggregate of 69,135,117 Common Shares. As of December 31, 2019, $2.3 million principal amount of these Debentures remain outstanding, subject to the original terms and conditions. For more information, refer to Note 13(i) of the Financial Statements for the three and six months ended December 31, 2019.
•	In November 2019, the Company listed its Exeter property for sale for $19.0 million through Cushman & Wakefield.
•	In February 2020, the Company announced a restructuring plan that includes plans to reduce operating expenses and further streamline capital investments. These actions are expected to reset SG&A expenses to approximately $40 million to $45 million by the end of the Company’s fiscal fourth quarter ending June 30, 2020.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near- term obligations of $373.6 million (see “Contractual Obligations” table below). In addition, as at December 31, 2019 the Company had cash and cash equivalents of $156.3 million excluding restricted cash of $45.0 million as compared to $172.7 million excluding restricted cash of $46.1 million as at June 30, 2019. Other sources of capital include ATM Program, Shelf Prospectus and marketable securities as described below.

As at December 31, 2019, the Company had a $360.0 million amended Credit Facility (the “Credit Facility”) with Bank of Montreal (“BMO”), of which $1.8 million letters of credit are outstanding under Facility A, $142.5 million principal is outstanding under Facility B, and $64.4 million principal is outstanding under Facility C. Subsequent to quarter end, the Company entered into a binding commitment with BMO and its syndicate of lenders to amend certain material terms of its amended Credit Facility to better align its capital structure with current market conditions. As part of the amendments agreed to in February 2020 (the “February Amendment”) the Company has agreed to the following:

i.	the complete removal of a senior funded debt to EBITDA of 3.00:1 covenant and a total funded debt to EBITDA of 4.00:1 covenant;
ii.	the complete removal of a 1.25:1 minimum fixed charge coverage ratio;
iii.	an adjustment to the total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020 to 0.20:1 effective March 31, 2020;
iv.	an elimination of Facility D representing $96.5 million of capital committed for construction costs at Aurora Sun, use of $45 million of restricted cash to be used to repay and permanently reduce the outstanding term loan balance under Facility B and Facility C on a pro-rata basis;
v.	the introduction of a minimum liquidity covenant of $35.0 million; and
15	AURORA CANNABIS INC. Q2 2020 MD&A

vi.	the introduction of minimum EBITDA thresholds to be met beginning in the quarter ending September 30, 2020.

For more information about the amended Credit Facility, refer to Note 14 of the Financial Statements for the three and six months ended December 31, 2019.

On April 2, 2019, the Company filed a Shelf Prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus ATM supplement which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale. As at December 31, 2019, the Company had raised $325.2 million (US$245.3 million) under its ATM program. As at December 31, 2019, the Company has US$154.7 million and US$350.0 million of available room for future financings under the ATM program and Shelf Prospectus, respectively.

We intend to use the net proceeds from any offerings under the ATM program and/or Shelf Prospectus to support our short-term liquidity needs, new product initiatives, debt repayments, general corporate purposes and working capital requirements.

From time-to-time, management may also consider the sale of its marketable securities to help support near term cash and liquidity needs. As at December 31, 2019, the fair value of the Company’s marketable securities was $26.1 million.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the ATM are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Total assets decreased by $830.9 million from June 30, 2019 primarily due to a $762.2 million impairment write-down of goodwill, a $158.7 million impairment write-down of intangible assets, a $51.9 million impairment write-down of property, plant and equipment, a $46.2 million impairment loss in investment in associates, a $30.6 million decrease in the fair value of marketable securities and a $20.1 million decrease in the fair value of derivative assets. These asset decreases were offset by a $236.4 million increase in property, plant and equipment of which $96.0 million related to the capitalization of leases upon adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact). As at the date of this report, the fair value of shares held in marketable securities and investments in associates was $93.3 million and the intrinsic value of derivative investments was $17.8 million.

As at December 31, 2019, total capitalization decreased by $608.9 million as compared to June 30, 2019. The decrease was primarily due to (i) the $1.3 billion net loss incurred during the six months ended December 31, 2019, of which $1.0 billion related to impairment of property, plant and equipment, intangible assets, goodwill and investments in associates, and (ii) the $201.8 million decrease in convertible debentures predominantly related to the early conversion of the convertible debentures described in Note 13(i) to the financial statements. These decreases were offset by (i) a $345.5 million increase in equity related to the issuance of shares for equity financing and the acquisition of the remaining interest in Hempco, (ii) a $433.2 million increase in equity related to the issuance of common shares upon conversion of the convertible debentures described above, and (iii) a $159.1 million increase in loans and borrowings. Loans and borrowings increased from June 30, 2019 as a result from an additional $64.4 million draw on the BMO Credit Facility and $95.5 million lease liability additions upon adoption of IFRS 16 Leases effective July 1, 2019 (refer to “New or Amended Standards Effective July 1, 2019” below for discussion of transitional impact), offset by accretion and repayments made on the loans.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and six months ended Q2 2020 and Q2 2019:

($ thousands)	Three months ended		Six months ended
	Q2 2020	Q2 2019	Q2 2020	Q2 2019
Cash used in operating activities	(134,707)	(292,120)	(229,615)	(132,952)
Cash used in investing activities	(131,608)	(68,284)	(161,071)	(44,780)
Cash provided by financing activities	271,217	45,974	375,055	151,401
Effect of foreign exchange	(1,094)	(1,429)	(762)	(2,439)
Increase (decrease) in cash and cash equivalents	3,808	(315,859)	(16,393)	(28,770)

Cash used in operating activities for Q2 2020 decreased by $157.4 million as compared to Q2 2019. This was primarily attributable to an increase in operational spending in Q2 2019 as the Company began integrating newly acquired subsidiaries. This was offset by a $20.9 million increase in changes in non-cash working capital over the prior period driven by a $35.8 million decrease in accounts payable and accrued liabilities, a $35.7 million increase in inventory and biological assets, a $18.3 million decrease in accounts receivable, and a $15.0 million decrease in prepaids and other current assets.

Cash used in operating activities for the six months ended Q2 2020 increased by $96.7 million compared to the six months ended Q2 2019. The increase was primarily due to a $59.9 million increase in non-cash working capital over the prior quarter driven by a $65.7 million decrease in accounts payable and accrued liabilities, a $53.8 million increase in inventory and biological assets, offset by a $40.8 million decrease in accounts receivable over the prior period.

16	AURORA CANNABIS INC. Q2 2020 MD&A

Cash used in investing activities for Q2 2020 increased by $63.3 million as compared to Q2 2019. The increase was primarily attributable to a $50.4 million increase in property, plant and equipment expenses, a $35.6 million decrease in cash generated from the disposal of marketable securities, and offset by a decrease of $27.5 million invested in marketable securities, derivatives and convertible debenture investments as compared to prior period.

Cash used in investing activities for the six months ended Q2 2020 increased by $116.3 million compared to the six months ended Q2 2019. The increase was primarily attributable to a decrease of $119.6 million of cash acquired from business combinations in prior year, an increase of $87.0 million in property, plant and equipment expenses, offset by a $49.2 million increase in proceeds generated from the disposal of marketable securities, and a decrease of $47.3 million invested in marketable securities, derivatives and convertible debenture investments as compared to prior year.

Cash provided by financing activities for Q2 2020 increased by $225.2 million as compared to Q2 2019. The increase was primarily attributable to an increase of $251.3 million cash generated from share issuances mainly from equity financing, a $28.0 million decrease in funds segregated as restricted cash, and offset by a $47.2 million decrease in proceeds drawn under long term loans through the BMO Credit Facility.

Cash provided by financing activities for the six months ended Q2 2020 increased by $223.7 million as compared to the six months ended Q2 2019. The increase was mainly due to $282.3 million cash generated from share issuances primarily from equity financing, $29.1 million increase in restricted cash in the prior period, offset by a $86.6 million decrease in proceeds drawn under long term loans through the BMO Credit Facility.

Capital Expenditures

The Company’s major capital expenditures for the six months ended December 31, 2019 mainly consisted of equipment purchases and construction activities at Aurora Nordic 2, Aurora Sun and Aurora Polaris. However, during the three months ended December 31, 2019, the Company decided to defer construction activities related to new production facilities, Aurora Nordic 2 and Aurora Sun, in an effort to align with global demand. Remaining major capital construction consists of certain initiatives designed to reduce operating costs or reduce production risks.

Contractual Obligations

As at December 31, 2019, the Company had the following contractual obligations:

($ thousands)	Total	< 1 year	2 to 3 years	4 to 5 years	> 5 years
Accounts payable and accrued liabilities	125,432	125,432	-	-	-
Convertible notes and interest (1)	561,411	26,977	49,298	485,136	-
Lease liabilities (2)	189,969	12,352	35,731	30,697	111,189
Loans and borrowings excluding lease liabilities (2)	223,009	33,843	189,166	-	-
Contingent consideration payable	51,744	41,487	10,257	-	-
Capital commitments (3)	123,160	123,160	-	-	-
License and sponsorship fees	138,508	10,392	38,612	42,570	46,934
Total contractual obligations	1,413,233	373,643	323,064	558,403	158,123
(1)	Assumes the principal balance outstanding at December 31, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Relates to commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to on-going expansion and construction.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days after the date of the termination of the agreement. The option holder is attempting to enforce exercise rights, which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the parties are currently scheduled for court in early March 2020. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at December 31, 2019.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $21.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. The parties are currently engaged in the document discovery process. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at December 31, 2019.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant was seeking performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the six months ended December 31, 2019.

17	AURORA CANNABIS INC. Q2 2020 MD&A

The Company and certain of its directors and officers are subject to two separate class action proceedings in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between September 11, 2019 and November 14, 2019 and between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our current officers and directors violated the federal securities laws by making false or misleading statements,  materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.8 million letters of credit outstanding under Facility A of its BMO Credit Facility. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended		Six months ended
($ thousands)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Management compensation	2,274	1,422	5,195	2,519
Termination benefits	900	-	900	-
Directors’ fees (1)	128	72	255	218
Share-based compensation (2)	6,574	3,384	11,203	8,473
Total management compensation (3)	9,876	4,878	17,553	11,210
(1)	Includes meeting fees and committee chair fees.
(2)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 16).
(3)	As of December 31, 2019, $2.6 million is payable or accrued for key management compensation (June 30, 2019 - $2.6 million).

The following is a summary of the significant transactions with related parties:

	Three months ended		Six months ended
($ thousands)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Operational, administrative and service fees (1)	-	2,329	-	4,553
Marketing fees (2)	-	2,484	-	3,292
Production costs (3)	1,510	-	3,168	-
	1,510	4,813	3,168	7,845
(1)	Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a former director in common with the Company.
(2)	Marketing fees paid to a company partially owned by a former officer of the Company
(3)	Production costs incurred with associates of the Company.

The following amounts were receivable from (payable to) related parties:

($ thousands)	December 31, 2019	June 30, 2019
	$	$
Loan receivable from investments in associates (1)	2,909	-
Production costs with investments in associates (2)	(1,821)	-
	1,088	-
(1)	Business transactions carried out with associates and joint arrangements. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

18	AURORA CANNABIS INC. Q2 2020 MD&A

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Other than the estimates used in the adoption of IFRS 16 (refer to Note 2(c)(i) in the Financial Statements) and assets-held-for-sale (refer to Note 11 in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the six months ended December 31, 2019. For more information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2019.

New or Amended Standards Effective July 1, 2019

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2019.

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in costs of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16 on July 1, 2019, with the effects on transition being recognized directly to retained earnings:

($ thousands)	As previously reported under IAS 17	IFRS 16 transition adjustments	As restated under IFRS 16
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

19	AURORA CANNABIS INC. Q2 2020 MD&A

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

($ thousands)	$
Operating lease commitments as at June 30, 2019	94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,318
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee’s incremental borrowing rate	(88,767)
Less: leases commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,310)
Lease liabilities recognized as at July 1, 2019	96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive (loss) income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive (loss) income. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration and sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive income.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 3 Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

20	AURORA CANNABIS INC. Q2 2020 MD&A

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

Summary of Financial Instruments

The following is a summary of the carrying value of financial instruments as at December 31, 2019:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	156,334	-	-	156,334
Restricted cash	45,002	-	-	45,002
Accounts receivable excluding sales taxes receivable	63,698	-	-	63,698
Marketable securities	-	-	26,148	26,148
Derivatives	-	53,469	-	53,469
Loans receivable	3,312	-	-	3,312
Financial Liabilities
Accounts payable and accrued liabilities	125,432	-	-	125,432
Convertible debentures (1)	301,754	-	-	301,754
Contingent consideration payable	-	24,633	-	24,633
Loans and borrowings	300,369	-	-	300,369
Derivative liability	-	8,470	-	8,470
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

21	AURORA CANNABIS INC. Q2 2020 MD&A

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at December 31, 2019:

($ thousands)	Level 1	Level 2	Level 3	Total
As at December 31, 2019
Marketable securities (1)	25,148	-	1,000	26,148
Derivative assets (1)	-	38,814	14,655	53,469
Contingent consideration payable (2)	-	-	24,633	24,633
Derivative liability (2)	-	8,470	-	8,470

As at June 30, 2019
Marketable securities	142,248	-	1,000	143,248
Derivative assets	-	64,001	22,408	86,409
Contingent consideration payable	-	-	28,137	28,137
Derivative liability (2)	-	177,395	-	177,395
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the year ended December 31, 2019, refer to Notes 5(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the year ended December 31, 2019, please refer to Note 13(ii) and Note 23 in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2019, $11.4 million of accounts receivable are from non-government wholesale customers. As of December 31, 2019, the Company recognized a $1.9 million provision for expected credit losses.

The Company’s aging of receivables was as follows:

($ thousands)	December 31, 2019	June 30, 2019

0 - 60 days	46,899	59,725
61+ days	35,365	43,768
	82,264	103,493

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at December 31, 2019, the Company has a $360.0 million amended Credit Facility with BMO, of which $1.8 million letters of credit are outstanding under Facility A, $142.5 million principal is outstanding under Facility B, and $64.4 million principal is outstanding under Facility C. On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the U.S. through the NYSE at prevailing market prices at the time of sale. As at December 31, 2019, the Company had raised $325.2 million (US$245.3 million) of gross proceeds under its ATM program.

22	AURORA CANNABIS INC. Q2 2020 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at January 31, 2020:

Securities (1)	Units Outstanding
Issued and outstanding common shares	1,168,974,993
Stock options	70,325,648
Warrants	21,751,122
Restricted share units	2,388,933
Deferred share units	62,185
Convertible debentures	47,914,355
(1)	Refer to Note 13 “Convertible Debentures”, Note 15 “Share Capital” and Note 16 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

23	AURORA CANNABIS INC. Q2 2020 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q2 2020	Q1 2020	Q4 2019 (6)	Q3 2019
Financial Results
Net revenue (1)	$56,027	$75,245	$98,942	$65,145
Gross margin on cannabis net revenue (2)	44%	58%	58%	55%
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	55%	67%	64%	63%
Earnings (loss) attributable to common shareholders	($1,286,129)	$12,756	($182)	($158,354)
Basic and dilutive earnings (loss) per share	($1.18)	$0.01	$0.00	($0.16)

Balance Sheet
Working capital	$415,936	$123,750	$227,802	$469,729
Cannabis inventory and biological assets (4)	$216,735	$178,748	$144,275	$118,023
Total assets	$4,671,912	$5,606,799	$5,502,830	$5,549,780

Operational Results - Cannabis
Cash cost of sales per gram sold (5)	$1.60	$1.15	$1.47	$2.05
Cash cost to produce per gram sold (5)	$0.88	$0.85	$1.14	$1.42
Active registered patients	90,307	91,116	84,729	77,136
Average net selling price of dried cannabis (3)	$4.69	$4.90	$4.91	$5.86
Average net selling price of cannabis extracts (3)	$9.97	$11.21	$10.37	$11.01
Kilograms produced	30,691	41,436	29,034	15,590
Kilograms sold	9,501	12,463	17,793	9,160

	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Financial Results
Net revenue (1)	$54,178	$29,674	$19,147	$16,100
Gross margin on cannabis net revenue (2)	54%	70%	74%	59%
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	55%	53%	76%	62%
Earnings (loss) attributable to common shareholders	($237,752)	$105,451	$79,868	($19,215)
Basic and dilutive earnings (loss) per share	($0.25)	$0.12	$0.13	($0.04)

Balance Sheet
Working capital	$274,629	$548,446	$144,533	$338,476
Cannabis inventory and biological assets (4)	$79,924	$75,944	$39,602	$28,478
Total assets	$4,875,884	$4,955,361	$1,886,510	$1,671,400

Operational Results - Cannabis
Cash cost of sales per gram sold (5)	$2.60	$1.90	$1.87	$1.80
Cash cost to produce per gram sold (5)	$1.92	$1.45	$1.70	$1.53
Active registered patients	73,579	67,484	43,308	45,776
Average net selling price of dried cannabis (3)	$6.23	$8.39	$8.02	$7.30
Average net selling price of cannabis extracts (3)	$10.00	$12.12	$13.52	$12.83
Kilograms produced	7,822	4,996	2,212	1,206
Kilograms sold	6,999	2,676	1,617	1,353
(1)	Net revenues represent our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(2)	Gross margin on cannabis net revenue is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term. Gross margin on cannabis net revenue for Q2 2019 and subsequent periods were comprised of revenues from both medical and consumer markets, while gross margin on cannabis net revenues for the periods prior to Q2 2019 were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure excludes excise taxes, we believe that the presentation of gross margin on cannabis net revenue more accurately reflects the level of gross profit earned from cannabis products during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS. These respective metrics represents the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the year ended June 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for fiscal 2019 and Q1 of fiscal 2020 reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(6)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.
24	AURORA CANNABIS INC. Q2 2020 MD&A

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	ability to successfully obtain and renew Cannabis Act licenses, adhere to all regulatory requirements, and maintain the good standing of our licenses;
•	actions by governmental authorities, including changes in laws, regulations and guidelines, which may have adverse effects on the Company’s operations;
•	risk of failure or delay to acquire regulatory approvals required to produce and sell cannabis;
•	the Company has a limited operating history and no assurance of profitability;
•	risks related to negative public perception of cannabis consumption which may have an adverse effect on the Company’s operational results, consumer base, financial results, and the desire of third parties doing business with us;
•	competition in the Company’s industry where current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company;
•	risk of whether the Company is able to realize its growth targets;
•	ability to execute the Company’s strategy without additional financing;
•	operating hazards and uninsured risks;
•	attracting and retaining key employees;
•	ability to expand operations into international jurisdictions;
•	availability of strategic alliances which complement or augment the Company’s existing business;
•	possibility of product liability claims against the Company;
•	risk of product recalls and returns;
•	ability to successfully develop new products and obtain required regulatory approvals;
•	conflicts of interest which may arise between the Company and its directors and officers;
•	potential for legal proceedings arising in the normal course of business;
•	risks related to agricultural operations, including disease, insect pests, and changes in climate;
•	the Company’s dependence on transportation services and the possibility of disruptions;
•	the price of production of cannabis will vary based on a number of factors outside of our control;
•	risks related to compliance with safety, health, and environmental regulations;
•	ability to protect and preserve intellectual property rights;
•	risk of political and economic instability in the jurisdictions in which the Company operates;
•	execution of the Company’s growth strategy;
•	ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions;
•	volatility in the Company’s common share price on the TSX and NYSE;
•	global economy risk, which may impact the Company’s ability to raise equity or obtain additional financing;
•	risks associated with foreign currency translation losses;
•	restrictions and covenants from the Company's loan facilities may limit the Company's ability to execute its plans;
•	future issuances of equity could decrease the value of the Company's shares;
•	the regulated nature of the industry could discourage any takeover offers;
•	risks associated with the absence of dividends paid to shareholders;
•	misappropriation of assets and security breaches;
•	risks associated with breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
•	cyber security risks, loss of information and computer systems;
•	no assurance we will continue to meet listing standards of the NYSE and TSX;
•	risk that the Company will not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline
•	risks associated with the Company’s holding company status; and
•	the Company’s ability to effectively and efficiently integrate MedReleaf and realize all operational synergies.

For additional information regarding the risks that the Company is exposed to, see the disclosure provided under the heading “Risk Factors” in the Company’s AIF dated September 10, 2019, which is available on the SEDAR website at www.sedar.com.

25	AURORA CANNABIS INC. Q2 2020 MD&A

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for establishing and maintaining Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”). The Company’s management, including the CEO and the Chief Financial Officer (“CFO”), has designed the DCP and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

An effective DCP and ICFR system can only provide reasonable assurance that the Company will achieve its objectives in providing reliable financial reporting in accordance with IFRS. As stated within COSO, internal controls have inherent limitations and include, but are not limited to, human error, uncertainties inherent in judgment, and circumvention of controls. As such, there can be no assurance that the DCP or ICFR will prevent or detect all misstatements due to errors or fraud, if any.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

There were no significant changes in Aurora’s ICFR during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company’s ICFR, except to the extent they relate to internal controls of acquired entities. However, management has also performed additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

Aurora has limited the scope of the design of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The entities controlled by Aurora but were scoped out of the design of controls and procedures and ICFR include:

•	Whistler (acquired March 1, 2019); and
•	Chemi Pharmaceuticals Inc. (acquired April 24, 2019).

Excluding goodwill and intangible assets generated from these entities, on a combined basis these entities constitute approximately $5.6 million of the Company’s current assets, $41.0 million of total assets, $1.8 million of current liabilities, and $3.4 million of total liabilities. These entities contribute $2.6 million of revenue and $30.0 million of losses to the Company’s net loss for the six months ended December 31, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf and other subsidiaries into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectations and corresponding forecasted increases in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, the “Risk Factors” section of the MD&A, as well as updates provided herein.

26	AURORA CANNABIS INC. Q2 2020 MD&A

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis producing subsidiaries. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost of sales of dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations.
•	Cash cost to produce dried cannabis sold is equal to cash cost of sales of dried cannabis sold less packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.
•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and revenues from patient counseling services, design, engineering and construction services, and analytical testing services. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram equivalent of cannabis extracts represents the average net selling price per gram equivalent for cannabis extracts only, excluding wholesale bulk cannabis extracts sold in the period.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.
◦	Average net selling price per gram and gram equivalent of wholesale bulk cannabis represents the average net selling price per gram and gram equivalent of wholesale bulk cannabis and cannabis extracts sold in the period. Wholesale bulk cannabis sales are not subject to excise taxes.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis auxiliary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted gross profit and adjusted gross margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by (i) subtracting gross profit from non-cannabis auxiliary support functions, and (ii) adding back cost of sales depreciation, from total gross profit before fair value adjustments. Management believes adjusted gross profit and adjusted gross margin on cannabis net revenue provides useful information as it represents the cash gross profit and margin generated from cannabis operations.
27	AURORA CANNABIS INC. Q2 2020 MD&A

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

28	AURORA CANNABIS INC. Q2 2020 MD&A